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Exhibit 3

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

CERTIFICATION OF INTERIM FILINGS
FORM 52-109F2

I, Alice Murphy, Chief Financial Officer of Aber Diamond Corporation (the "Issuer"), certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of the Issuer for the interim period ending July 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4.
The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATED the 6th day of September, 2006.

(Signed) "Alice Murphy" ALICE MURPHY Chief Financial Officer

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Exhibit 3
CERTIFICATION OF INTERIM FILINGS FORM 52-109F2